Exhibit 23.2

The Board of Directors
RiT Technologies Ltd.
Tel Aviv
Israel

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference herein of our report dated March 29, 2007, with respect to the consolidated balance sheets of RiT Technologies Ltd. as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2006, which report appears in December 31, 2006, annual report on Form 20-F of RiT Technologies LTD. Our report refers to a change in the method of quantifying errors and to the adoption of Financial Accounting Standards Board Statement 123R “Share-Based Payment”.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants(Isr.)
(A member firm of KPMG International)

Tel Aviv, Israel
March 30, 2007